Exhibit 99.2

This document has been translated in English for information only. In the event of any differences between the French text and the English text, the French language version shall supersede.

October 25, 2019 FRENCH OFFICIAL LEGAL ANNOUNCEMENT PUBLICATION «BALO» Bulletin N°128

SHAREHOLDERS' AND UNITHOLDERS' MEETINGS

GENFIT

French public limited company (Société Anonyme)
governed by a Board of Directors
with share capital of 9,707,855.25 euros
Registered Office: 885 avenue Eugène Avinée, 59120 Loos
424 341 907 R.C.S. Lille Métropole

(the “Company”)

COMBINED SHAREHOLDERS’ MEETING OF NOVEMBER 27, 2019

Notice correcting the meeting notice serving as the convening notice published on October 21, 2019 in the French Official Legal Publication for Announcements (“BALO”) n°126

In the aforementioned notice, the second paragraph of the tenth resolution should be read as follows:

Tenth Resolution - Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan

“1. Delegates all powers to the Board of Directors for the purpose of increasing the Company’s share capital, either once in full or in a number of instalments, in the proportions and at the times it shall determine, by a maximum nominal amount of €12,500 (or, on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 50,000 shares), through the issuance of shares or other securities giving access to the share capital, reserved to members of a company savings plan of the Company and of French or foreign companies that are related to the Company under the conditions set forth in article L. 225-180 of the French Code de commerce and article L. 3344-1 of the French Code du travail;”

The Agenda and the other resolutions remain unchanged.

The Board of Directors